[LETTERHEAD OF WIEN & MALKIN LLP]

May 15, 2006

To Members and Participants in 60 East 42nd St. Associates L.L.C.

Federal Identification Number 13-6077181

We enclose the annual report of 60 East 42nd St. Associates L.L.C. ("Associates") for the year 2005. Associates, which is treated as a partnership for income tax purposes, owns the premises at 60 East 42nd Street (the Lincoln Building), and at 301 Madison Avenue, New York City. Associates' annual report on Form 10-K for the year 2005 has been filed with the SEC and is available on its website at www.sec.gov. Historical and more detailed information can be found in our 10-K.

The reported income for 2005 was $6,153,768 which was less than distributions of $7,355,124. The difference is treated as a return of capital investment, rather than as taxable income, and results from depreciation of building improvements and equipment and amortization of mortgage refinancing costs and leasing commissions. Taking into account that a portion of prior distributions constituted a return of capital, the book value on December 31, 2005 of an original cash investment of $10,000 was a deficit balance of $12,697.

Monthly distributions during 2005 totaled $1,046,420, or about 14.9% per annum on the original cash investment of $7,000,000. The distributions were made possible by advances from the lessee against additional rent aggregating $1,053,800.

Additional rent for the lease year ended September 30, 2005 was $8,064,171. $1,053,800 at $87,817 per month was advanced against additional rent so that the balance of additional rent is $7,010,371. Wien & Malkin LLP receives an additional payment for supervisory services of 10% of distributions in excess of 14% per annum on the cash investment. After reserving $700 for payment of the annual New York State limited liability company filing fee, $7,009,671 was available for distribution. Accordingly, Wien & Malkin received $700,967 of the additional rent (in addition to $7,830 per annum paid monthly) and the balance of $6,308,704 was distributed to the participants on November 30, 2005. The additional distribution of $6,308,704 represented an annual return of about 90.1% on the cash investment of $7,000,000, so that total distributions of $7,355,124 for 2005 were at the rate of about 105% per annum on the original cash investment. Distributions for 2004 totaled $7,228,522.

Building improvement and tenant installation costs in excess of $46,000,000 have been incurred through 2005 and paid by Associates through its borrowing facility, in accord with the program approved by the participants. This comprehensive upgrade of the property and the replacement of Helmsley-Spear, Inc. as the managing agent by the operating lessee continue to improve the property and its operating profit.

Schedule K-1 form(s) (Form 1065), containing 2005 tax information, were mailed to the participants on March 24, 2006.

If you have any question about the enclosed material, please communicate with our office.

Cordially yours,

WIEN & MALKIN LLP

By: Mark Labell

ML:mjt

Enc.

[LETTERHEAD OF J.H. COHN LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the participants in 60 East 42nd St. Associates L.L.C. (a limited liability company):

We have audited the accompanying balance sheet of 60 East 42nd St. Associates L.L.C. ("Associates") as of December 31, 2005, and the related statements of income, members' deficiency and cash flows for the year then ended. These financial statements are the responsibility of Associates' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 60 East 42nd St. Associates L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

New York, N.Y.

March 24, 2006

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

BALANCE SHEET

DECEMBER 31, 2005
Assets Real estate at 60 East 42nd Street and 301 Madison Avenue, New York City: Buildings	$16,960,000	-
Less: Accumulated depreciation	16,960,000
Building improvements and equipment	47,818,612
Less: Accumulated depreciation	4,206,922	$ 43,611,690
Land		7,240,000
Cash and cash equivalents available for operations:
Cash in banks and money market fund	148,691
Distribution account held by Wien & Malkin LLP	87,202	235,893
Cash segregated for payment of building improvement costs		3,040,307

Leasing commissions	1,602,951
Less: Accumulated amortization	190,692	1,412,259

Mortgage refinancing costs	2,111,087
Less: Accumulated amortization	228,237	1,882,850

Total assets		$ 57,422,999

Liabilities and members' deficiency Liabilities:
Mortgage payable		$ 58,250,000
Accrued mortgage interest		259,213
Due to lessee		6,408,534
Building improvement costs payable		1,392,898
Accrued expenses		139

Total liabilities		66,310,784

Commitments and contingencies
Members' deficiency		(8,887,785)
Total liabilities and members' deficiency		$ 57,422,999

See accompanying notes to financial statements.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Income:

Basic rental income		$ 2,796,929
Additional rental income		8,064,171
Dividend and interest income		128,510
Total income		10,989,610
Expenses:
Interest on mortgages	$2,901,438
Supervisory services	732,347
Amortization of mortgage refinancing costs	211,109
Amortization of leasing commissions	166,389
Professional fees	3,890
Miscellaneous	733
Total expenses		4,015,906

Income before depreciation		6,973,704
Depreciation of building improvements and equipment		819,936
Net income		$ 6,153,768

See accompanying notes to financial statements.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENT OF MEMBERS' DEFICIENCY

YEAR ENDED DECEMBER 31, 2005

Members' deficiency, January 1, 2005		$ (7,686,429)
Add, Net income for the year ended December 31, 2005		6,153,768
		(1,532,661)
Less, Distributions:
Monthly distributions, January 1, 2005 through December 31, 2005	$1,046,420
Distribution on November 30, 2005 of balance of additional rent for the lease year ended September 30, 2005	6,308,704	7,355,124
Members' deficiency, December 31, 2005		$ (8,887,785)

The book value of a $10,000 unit in 60 East 42nd St. Associates L.L.C. was a deficit of $12,697 at December 31, 2005, representing such unit's proportionate share of the entity's stated capital deficit as of that date.

See accompanying notes to financial statements.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	$ 6,153,768
Net income
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of building improvements and equipment	819,936
Amortization of mortgage refinancing costs	211,109
Amortization of leasing commissions	166,389
Change in leasing commissions	(1,048,180)
Change in accrued mortgage interest and other expenses	16,086

Net cash provided by operating activities	6,319,108

Cash flows from investing activities
Purchase of building improvements and equipment	(18,036,596)
Change in cash segregated for payment of building improvement costs	6,797,703
Change in building improvement costs payable	1,392,898

Net cash used in investing activities	(9,845,995)

Cash flows from financing activities
Proceeds from refinancing	9,250,000
Payments for refinancing costs	(55,743)
Change in amounts due to lessee	1,598,499
Monthly distributions to participants	(1,046,420)
Distribution on November 30, 2005 of balance of additional rent for the lease year ended September 30, 2005	(6,308,704)

Net cash provided by financing activities	3,437,632

Net change in cash and cash equivalents	(89,255)

Cash and cash equivalents at beginning of year	325,148
Cash and cash equivalents at end of year	$ 235,893

Supplemental disclosure of cash flows information
Cash paid in 2005 for interest	$ 2,860,275

See accompanying notes to financial statements.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

  Business Activity and Reorganization

60 East 42nd St. Associates L.L.C. ("Associates") is a limited liability company owning commercial property at 60 East 42nd Street and 301 Madison Avenue, New York, N.Y. The property, known as the "The Lincoln Building," is net leased to Lincoln Building Associates L.L.C. (the "Lessee").

2. Summary of Significant Accounting Policies

Cash and cash equivalents

Cash and cash equivalents include investments in money market funds and all highly liquid debt instruments purchased with a maturity of three months or less when acquired.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Land, buildings, building improvements, equipment and depreciation

Land, buildings, building improvements and equipment are stated at cost. The buildings, and building improvements aggregating $1,574,135, have been fully depreciated, using a straight-line method over their estimated useful lives ranging from 20 to 26 years.

In connection with the building improvements program which began in 1999 (see Note 9), costs totaling $46,244,477 at December 31, 2005 have been incurred for new building improvements ($46,114,477) and equipment ($130,000) which have been put into service. These assets are depreciated on the straight-line method by annual charges to operations calculated to absorb the cost of assets over their estimated lives.

Mortgage refinancing costs, leasing commissions and amortization

Mortgage refinancing costs are being amortized ratably over the term of the mortgage.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2005

2. Summary of Significant Accounting Policies (continued)

Leasing commissions represent reimbursements to the lessee for commissions incurred for new tenants. They are being amortized over the terms of the individual tenant leases.

Included in the refinancing costs at December 31, 2005 are payments of $55,172 made in 2005 to the firm of Wien & Malkin LLP, a related party.

Revenue recognition

Basic rental income, as defined in the lease between Associates and Lessee, is equal to the sum of the constant annual mortgage charges plus a fixed amount. Associates records basic rental income as earned on a monthly basis. Additional rent represents a fixed amount of the Lessee's net operating income, as defined, in each lease year and is recorded ratably over the twelve month period. Further additional rent, which is based on the net profits of the Lessee, as defined, is recorded by Associates when such amount becomes determinable.

Valuation of long-lived assets

Associates periodically assesses the carrying value of long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When Associates determines that the carrying value of long-lived assets may be impaired, the measurement of any impairment is based on a projected cash flows method.

3. First Mortgage Payable

On November 29, 2004, a new first mortgage was placed on the property in the amount of $84,000,000 with Prudential Insurance Company of America. At closing, $49,000,000 was drawn down to pay off the former first mortgage with Morgan Guaranty Trust Company in the amount of $12,020,814 and the second mortgage in the amount of $27,979,186 with Emigrant Savings Bank. The remaining proceeds of $9,000,000 was used for refinancing costs and capital improvements. All subsequent drawdowns will pay for capital improvements as needed. The initial drawdown of $49,000,000 and all subsequent drawdowns require constant equal monthly payments for interest only, at the rate of 5.34% per annum until July 5, 2007 and thereafter, commencing August 5, 2007, equal payments of $507,838 applied to interest and then principal, calculated on a 25 year amortization schedule. The mortgage matures on November 5, 2014. As of December 31, 2005, a total of $58,250,000 had been drawn down on the new first mortgage.

The mortgage may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There will be no prepayment penalty if the mortgage is paid in full during the last 60 days of the term.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2005

3. First Mortgage Payable (continued)

The following is a schedule of future minimum principal payments in years subsequent to December 31, 2005:

Year ending

December 31,

2007	$ 642,023
2008	1,616,718
2009	1,719,098
Thereafter	80,022,161
$ 84,000,000

As of December 31, 2005, Associates was holding approximately $3,040,000 of the mortgage loan proceeds set aside to pay for the Program.

The real estate is pledged as collateral for the mortgage.

The estimated fair market value of Associates' mortgage debt based on available information is $53,455,000 at December 31, 2005.

4. Rent Income

On January 4, 1982, the Lessee exercised its option to renew the lease for an additional period of 25 years, and the lease period now extends through September 30, 2008. The lease includes an option to renew for one additional period of 25 years through September 30, 2033. See Note 9.

The lease, as modified, provides for an annual basic rent equal to the sum of the constant annual mortgage charges on all mortgages, plus $24,000. In the event of a mortgage refinancing, unless there is an increase in the mortgage balance, the annual basic rent will be modified and will be equal to the sum of $24,000 plus an amount equal to the revised mortgage charges. In the event that such mortgage refinancing results in an increase in the amount of outstanding principal balance of the mortgage, the basic rent shall be equal to $24,000 plus an amount equal to the product of the new debt service percentage rate under the refinanced mortgage multiplied by the principal balance of the mortgage immediately prior to the refinancing.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2005

4. Rent Income (continued)

The lease, as modified, also provides for payments of additional rent, as follows:

1. Advances of additional rent are payable in equal monthly installments totaling an amount equal to the lesser of $1,053,800 or the defined net operating income of the Lessee during the preceding fiscal year ended September 30th (the "lease year"); and

    Further additional rent is payable in an amount equal to 50% of the Lessee's remaining net operating income, as defined, in each lease year.

For the lease year ended September 30, 2005, the Lessee reported additional rent of $8,064,171, based on an operating profit of $15,074,545 subject to additional rent. Additional rent is billed to and advanced by the Lessee in equal monthly installments of $87,817. While it is not practicable to estimate that portion of additional rent of the lease year ending on the ensuing September 30th which would be allocable to the current three month period ending December 31st, Associates' policy is to include in its income each year the advances of additional rent income received from October 1st to December 31st.

No other additional rent is accrued by Associates for the period between the end of the Lessee's lease year ending September 30th and the end of Associates' fiscal year ending December 31st.

Under the building improvement program (see Note 9), the increase in debt service attributable to an increase in the mortgage is funded by a corresponding increase in basic rent payable by the Lessee.

  Related Party Transactions

    Rent income

    All rent income is received by Associates from the Lessee, a related party. Beneficial interests in the Lessee are held by one or more persons at Wien & Malkin LLP, the supervisor of Associates, their family members, and/or trusts, limited liability companies, or similar entities owned for their family members.

    Supervisory and other services

Supervisory and other services are provided to Associates by its supervisor, Wien &

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2005

  Related Party Transactions (continued)

Malkin, a related party in which Peter L. Malkin, a member in Associates, has an interest. Beneficial interests in Associates are held by one or more persons at Wien & Malkin, their family members, and/or trusts, limited liability companies or similar entities owned for their family members. Basic fees for supervisory services are $24,000 per annum. Wien & Malkin receives an additional payment equal to 10% of all distributions received by the participants in excess of 14% per annum on the initial cash investment of $7,000,000. For tax purposes, such payment is recognized as a profits interest and the Supervisor is treated as a partner, all without modifying each Participant's distributive share of reportable income.

Transactions in 2005 with Wien & Malkin were as follows:

Basic supervisory fee $ 24,000

Additional payment 708,347

$ 732,347

  Income Taxes

Net income is computed without regard to income tax expense since Associates does not pay a tax on its income; instead, any such taxes are paid by the participants in their individual capacities.

7. Concentration of Credit Risk

Associates maintains cash balances in one bank and in a distribution account held by Wien & Malkin LLP. In addition, it maintains cash in a Fidelity money market fund (U.S. Treasury Portfolio). The bank balances are insured by the Federal Deposit Insurance Corporation up to $100,000 each, and at December 31, 2005 approximately $49,000 was not insured. The distribution account held by Wien & Malkin and the money market fund are not insured. The funds held in the distribution account were paid to the participants on January 1, 2006.

8. Contingencies

Wien & Malkin and Peter L. Malkin, a member in Associates, have been engaged in a proceeding with Helmsley-Spear, Inc. commenced in 1997 concerning the management, leasing and supervision of the property subject to the net lease, in which Wien & Malkin and Mr. Malkin have sought an order removing Helmsley-Spear. In this connection, certain costs for legal and professional fees and other expenses have been paid and incurred by Wien & Malkin and Mr. Malkin, and additional costs are expected to be incurred. Wien & Malkin and Mr. Malkin have represented that such costs will be recovered only to the extent that (a)

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2005

8. Contingencies (continued)

a competent tribunal authorizes payment or (b) an investor voluntarily agrees that his or her proportionate share be paid. Accordingly, Associates' allocable share of such costs is as yet undetermined, and Associates has not provided for the expense and related liability with respect to such costs in these financial statements.

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirmed the right of the investors in the Lessee to vote to terminate Helmsley-Spear, Inc. without cause, (ii) dismissed Helmsley-Spear's claims against Wien & Malkin and Peter L. Malkin, and (iii) rejected the termination of Helmsley-Spear, Inc. for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Wien & Malkin's petition, vacated the judgment of the Appellate Division, and remanded the case to the New York court for further consideration of the issues raised by Wien & Malkin's appeal.

On October 14, 2004, the Appellate Division issued a unanimous decision reversing the Arbitrators. The Appellate Division decided (i) that there was a covert assignment without Lessee's knowledge or consent and (ii) that the corporation controlled by Irving Schneider and now named "Helmsley-Spear," which has represented itself to be Lessee's managing agent since September 1997, in fact never received a valid assignment to become Lessee's managing agent. Lessee's previously authorized managing agent, the original corporation named "Helmsley-Spear," was owned by Harry B. Helmsley and is no longer active. On May 10, 2005, Helmsley-Spear was granted leave to appeal the Appellate Division's decision, and on February 21, 2006 the Court of Appeals reversed the decision of the Appellate Division and reinstated the decision of the Arbitrators, including items (i), (ii), and (iii) in the preceding paragraph. Wien & Malkin and Peter Malkin are reviewing possible appeal of this ruling.

After the September 24, 1997 assignment of Lessee's management, the Schneider Corporation representing itself as "Helmsley-Spear" received $3,009,861 of overrides from Lessee. After the October 14, 2004 Appellate Division decision determined such assignment was invalid, Wien & Malkin as supervisor made written demand that the Schneider Corporation return those overrides for the benefit of Lessee investors. Following the February 21, 2006 ruling of the Court of Appeals reversing the Appellate Division, treatment of these overrides awaits final decision after any appeal.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2005

8. Contingencies (continued)

In January 1998, Irving Schneider, who is one of the controlling principals of Helmsley-Spear and has no record or beneficial interest in Associates or the Lessee, brought litigation against Associates' supervisor, Wien & Malkin and Peter L. Malkin (or his affiliate), claiming misconduct and seeking damages and disqualification from performing services for the Lessee. In March 2002, the court dismissed Mr. Schneider's claims. Although Mr. Schneider thereafter appealed the dismissal, the claim has now been withdrawn and is no longer pending.

At the Lessee's May 20, 2002 special meeting, a vote of the investors was conducted on proposals for the removal without cause of Helmsley-Spear as managing and leasing agent and its replacement by a designated independent firm, including payment by the Lessee of the expenses for the preparation of the solicitation statement, the solicitation of votes, and the implementation of the new program. On May 21, 2002, the proponents of the proposals, Peter L.Malkin and Wien & Malkin, filed a court application to determine and confirm all investors' votes for removal without cause and replacement and to set the final date for Helmsley-Spear's termination. Helmsley-Spear filed objections, and on September 10, 2002 the court confirmed such votes and ruled that Helmsley-Spear has been discharged. Helmsley-Spear's subsequent appeals since September 2002 have been denied, and the proponents believe the time has expired for further Helmlsey-Spear appeal, so that the court's confirmation of the May 20, 2002 vote to replace Helmsley-Spear may now be considered final. Helmsley-Spear has indicated it believes it has further appeal rights but has not filed any further appeal. Since November 20, 2002, Helmsley-Spear has not been the managing and leasing agent and has been replaced by Newmark Knight Frank.

In accordance with the Lessee's May 20, 2002 vote, the expenses for the preparation of the solicitation statement, the solicitation of votes and the implementation of the new program are being paid by the Lessee. Such payments have totaled $285,780 to December 31, 2005, including $75,000 to Wien & Malkin plus disbursements of $7,212.

There will be no material adverse effects on the financial statements as a result of this litigation.

9. Building Improvements Program and Agreement to Extend Lease

In 1999, the participants of Associates and the Lessee consented to a building improvements program (the "Program") estimated to cost approximately $22,800,000 and expected to take two to three years to complete. In 2000, the participants of Associates and the Lessee approved an increase to the Program from $22,800,000 to approximately $28,000,000 under substantially the same conditions as had previously been approved.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2005

9. Building Improvements Program and Agreement to Extend Lease (continued)

In 2004, the participants of Associates and the Lessee approved an increase in the Program from approximately $28,000,000 to up to $100,000,000 under substantially the same conditions as had previously been approved.

The Lessee is financing the Program and billing Associates for the costs incurred. The Program (1) grants the ownership of the improvements to Associates and acknowledges its intention to finance them through an increase in the fee mortgage (Note 3), and (2) allows for the increased mortgage charges to be paid by Associates from an equivalent increase in the basic rent paid by the Lessee to Associates. Since any overage rent will be decreased by one-half of that amount, the net effect of the lease modification is to have Associates and the Lessee share the costs of the Program equally, assuming overage rent continues to be earned. The 1999 consent authorized the members of Associates who act as agents for the participant investors (the "Agents") to give additional extension rights to the Lessee beyond the September 30, 2033 expiration date (Note 4) to September 30, 2083 upon completion of the Program, and to later date(s) for consideration and upon such terms as the Agents deem appropriate for the benefit of Associates.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005